UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       May 2004

              File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated May 17, 2004

2.

Notice of Meeting

3.

Management Information Circular

4.

Form of Proxy

5.

News Release dated May 21, 2004

6.

News Release dated May 26, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated:  August 23, 2004

                Signed:  /s/ Joanne Freeze

                                                                               Joanne Freeze

                                                                                   Director

CANDENTE RESOURCE CORP. – NEWS RELEASE

CANDENTE - OREX COMMENCE EXPLORATION ON EL TIGRE GOLD PROPERTY IN NORTHERN PERU

Release No. 99

DNT: TSX-V

Vancouver, British Columbia, May 17th, 2004: Candente Resource Corp. - DNT:TSX-V (“Candente”) and Orex Ventures Inc. - REX:TSX-V (“Orex”) are pleased to announce that exploration has begun on the El Tigre gold property. Geophysical crews have commenced a ground magnetics survey, which is part of the Phase I exploration program Orex is funding as part of their option to earn a 51% interest in the property from Candente.

The Phase I program is planned to delineate drill targets by carrying out additional geophysical surveys, geological mapping and rock chip sampling for a total budget of US$250,000. The El Tigre property is located in the Coastal belt of Peru where exploration is possible year round. Exploration on El Tigre will be operated by Candente’s Peruvian exploration team led by Ing. Fredy Huanqui and employed by subsidiary Cia. Minera Oro Candente S.A. (“Oro Candente”).

On the El Tigre Property, in excess of 1,000 surface soils and rock samples (collected by previous companies) show anomalous gold occurring over two kilometres (“km”) in length and one km in width. Rock chip sampling by Candente discovered gold values of 0.3 to 9.5 grams per tonne (gpt) occurring in brecciated quartz veins, stock-work and silicified wall-rocks over the same area. Visible gold has been identified in petrographic studies. Brecciated blocks indicate quartz veins of at least 2.5 metres in width and stockwork zones with a minimum of 8 metres in width. Gold mineralization (0.3 to 0.5 gpt) also occurs with pervasive alteration in the coarser grained wall rocks.

Mineralization is considered to be low sulphidation (El Penon type). El Penon produces gold at $44 per ounce for Meridian Gold in Chile, which makes this an excellent exploration target type. Dr. Greg Corbett, a well-known expert in gold mineralization systems will be assisting in the direction of the exploration on El Tigre.

Orex has the right to earn a 51% interest in each property by incurring exploration expenditures of US$2.5 million over 3.5 years on the property. Candente has the right to operate all exploration over the 3.5 years. In addition to the exploration expenditure commitments, the company has received US$15,000 in cash and will receive staged share issuances totalling 250,000 shares for the property by January 31st, 2008. Orex is required to fund US$250,000 for exploration expenditures on the property by June 30th, 2004.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P.Geo., President & CEO Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward looking statements.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special General Meeting (the "Meeting") of the shareholders of Candente Resource Corp. (the "Company") will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6, on Tuesday the 15th day of June, 2004 at 1:00 p.m. for the following purposes:

1.

To receive the Report of the Directors.

2.

To receive the Audited Financial Statements of the Company for the fiscal year ended December 31, 2003, together with the Auditor's Report thereon.

3.

To appoint the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

4.

To fix the number of Directors at four.

5.

To elect Directors for the ensuing year.

6.

 To authorize the Directors to reduce the exercise price of stock options previously granted or to be granted to insiders of the Company, at the discretion of the Board of Directors and upon such terms and conditions as may be acceptable to the TSX Venture Exchange.

7.

To consider, and if thought fit, to approve an Ordinary Resolution to authorize the Directors to increase the number of shares reserved for issuance under the Company's Stock Option Plan.

8.

To transact such other business as may be brought before the Meeting.

A shareholders entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his or her place. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 11th day of May 2004.

BY ORDER OF THE BOARD

                                                                     “Joanne C. Freeze”

                                                                        President & CEO

INFORMATION CIRCULAR
OF
CANDENTE RESOURCE CORP.

FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
This information is given as of May 11th, 2004

I.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of Candente Resource Corp. (the "Company") for use at the Annual and Special General Meeting (the "Meeting") of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

II.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

III.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company.

A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a shareholder must strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited at the Company's Head Office at Suite 200-905 West Pender Street, Vancouver, British Columbia, V6C 1L6 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The Instrument of Proxy must be dated and be signed by the shareholder or by his Attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the

Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy will be deemed to have been revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxy-holders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered shareholders" because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Pacific Corporate Trust Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.

Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares of the Company, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

I.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

II.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On May 11, 2004, 35,462,954 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every shareholder present in person has one vote and, on a poll, every shareholder has one vote for each share of which he is the holder.

Only shareholders of record on the close of business on May 11, 2004 who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, the following persons beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding Shares
Prudent Bear Fund	3,493,550	9.69%

The above information was provided by Management of the Company and the Registrar and Transfer Agent of the Company as of May 11, 2003.

I.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

II.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out below or elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

During the Company's most recently completed financial year ended December 31, 2003, the Company incurred the following expenses to its Directors as follows:

Twelve Month Period Ended December 31, 2003
Management Fees(1)	US$ 13,860
Geological Consulting Services(2)	US$ 113,340
Accounting Fees(3)	US$ 7,675

(1)

Paid to Joanne C. Freeze

(1)

Paid to Joanne C. Freeze and Fredy J. Huanqui G.

(3)                     Paid to De Visser Gray, Chartered Accountants, of which Peter de Visser is a partner.

Private placements during 2003 in which Directors and Officers participated:

Date of Placement	Director’s/Officer’ s Name	# of Units Purchased	Price per Unit Cdn$	# of Warrants Attached	Warrant Price Cdn$	Warrant Expiry Date
November 2003	Joanne C. Freeze (Units purchased under Stillwater Enterprises Ltd.)	75,000	1.05	37,500	1.50	June 10, 2005
November 2003	Peter de Visser (Units purchased under Spikat Management Ltd.)	40,000	1.05	20,000	1.50	June 10, 2005
November 2003	Fredy Huanqui	75,000	1.05	37,500	1.50	June 10, 2005

VIII.     STATEMENT OF EXECUTIVE COMPENSATION Compensation of Named Executive Officers

The table below sets out particulars of compensation paid to the following executive officers for services to the Company during the three most recently completed financial years:

(a) the individual who served as the Company's chief executive officer or acted in a similar capacity ("CEO") during the most recently completed financial year;

(b) each of the Company's four most highly compensated executive officers, other than the CEO, who was serving as an executive officer at the end of the most recently completed financial year and whose total salary and bonus exceeded $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year,

(each of whom is a "Named Executive Officer").

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name	Year	Salary	Bonus	Other	Securities	Restricted	LTIP(3)	All
and		($)	($)	Annual			Payouts	Other
Principal				Compen-	Under	Shares or		Compen-
Position				sation	Options/	Restricted	($)	sation
				($)(1)	SARs(2)
					Granted (#)	Share Units ($)
Joanne	2003	Nil	Nil	US$63,600	250,000	Nil	Nil	Nil
C.	2002	Nil	Nil	US$50,200	350,000	Nil	Nil	Nil
Freeze	2001	Nil	Nil	US$42,000	90,000(4)	Nil	Nil	Nil
President and CEO

(1)

Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers.

(2)

Stock appreciation rights. The Company has not granted any SARs.

(3)

Long-term incentive plan. The Company does not have any LTIP.

(4)

These options were granted on September 15, 1999 at an exercise price of $0.45 per share and subsequently re-priced to an exercise price of $0.15 per share.

Incentive Stock Options to Named Executive Officers

The following table discloses the particulars of options to purchase common shares granted by the Company to any Named Executive Officer during the last financial year:

Option/SAR Grants During the Most Recently Completed Financial Year

Name of Executive	Securities	% of Total	Exercise or Base	Market Value of		Expiration Date
Officer	Under Options/	Options/SARs Granted to	Price ($/Security)	Securities Underlying
	SARs(1)	Employees in		Options/SARs on
	Granted	Financial Year		the Date of Grant
	(#)			($/Security)
Joanne C. Freeze	250,000	12.5	100,000 @ $0.80	100,000 @	$1.03	October 31,	2008
President & CEO			150,000 @ $0.48	100,000 @	$0.59	January 17,	2008
				50,000 @	$0.60	February 4,	2008
Fredy Huanqui	250,000	12.5	100,000 @$0.80	100,000 @	$1.03	October 31,	2008
VP Business Development Latin			150,000 @ $0.48	100,000 @	$0.59	January 17,	2008
America				50,000 @	$0.60	February 4,	2008
Peter de Visser	145,000	7.25	20,000 @ $0.80	20,000 @	$1.03	October 31,	2008
Chief Financial Officer			125,000 @ $0.48	75,000 @	$0.59	January 17,	2008
				50,000 @	$0.60	February 4,	2008
Maria EugeniaMontagne	150,000	7.5	50,000 @ $0.80	50,000 @	$1.03	October 31,	2008
Corporate Secretary/Treasurer			100,000 $0.48	50,000 @	$0.59	January 17,	2008
				50,000 @	$0.60	February 4,	2008

(1) The Company has not granted any SARs.

The following table discloses the particulars of options exercised during the last financial year by any Named Executive Officer:

Aggregated Option/SAR Exercises During the Most Recently
Completed Financial Year and Financial Year-End Option/SAR Values

Name of	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs(1) at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable
Executive Officer

Peter de Visser Chief Financial Oficer	38,750	7,412.50	206,250	96,212.50

The Company did not reprice downward any options held by any Named Executive Officer during the most recently completed financial year.

Termination of Employment, Change in Responsibilities, and Employment Contracts

The Company has no plan or arrangement to pay or otherwise compensate any Named Executive Officer if his or her employment is terminated as a result of resignation, retirement, change of control, etc. or if his or her responsibilities change following a change of control, where the value of this compensation exceeds $100,000 per Named Executive Officer.

The terms of employment of the Named Executive Officer are verbal. The compensation paid by the Company to Named Executive Officer during the last financial year is summarized above in the Summary Compensation Table. Either the Company or the Named Executive Officer may terminate the verbal agreement on reasonable notice.

Compensation of Directors

The Company did not pay its directors in their capacities as directors during the most recently completed financial year.

For the year ended December 31, 2003, Fredy J. Huanqui G, a Director the Company received payment for geological consulting services in the amount of US$63,600 (2002 - US$50,200).

Other than the Company's Stock Option Plan, the Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

During the most recently completed financial year, the Company granted to its directors the incentive stock options described in the following table:

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Joanne C. Freeze	100,000	$0.48	$0.59	January 17, 2008
Fredy Huanqui	100,000	$0.48	$0.59	January 17, 2008
Peter de Visser	75,000	$0.48	$0.59	January 17, 2008
Larry Kornze	50,000	$0.48	$0.59	January 17, 2008
Joanne C. Freeze	50,000	$0.48	$0.60	February 4, 2008
Fredy Huanqui	50,000	$0.48	$0.60	February 4, 2008
Peter de Visser	50,000	$0.48	$0.60	February 4, 2008
Larry Kornze	50,000	$0.48	$0.60	February 4, 2008
Joanne C. Freeze	100,000	$0.80	$1.03	October 31, 2008
Fredy Huanqui	100,000	$0.80	$1.03	October 31, 2008
Peter de Visser	20,000	$0.80	$1.03	October 31, 2008
Larry Kornze	100,000	$0.80	$1.03	October 31, 2008

The Company’s directors, other than the Named Executive Officer, exercised incentive stock options as follows during the most recently completed financial year:

Name of	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year- End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at Financial Year-End ($) Exercisable/ Unexercisable
Director

Peter de Visser	38,750	7,412.50	206,250	96,212.50

Pension Plan

During the most recently completed financial year ended December 31, 2003, the Company did not have a pension plan for its Directors, Officers or employees.

I.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

II.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

  Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at four (4). Although Management is only nominating four (4) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. Advance Notice of the Annual General Meeting was published on April 27, 2004.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a Director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices	Principal Occupation	Number of
Held		Shares
Joanne C. Freeze, P.Geo.	Professional Geoscientist. Vice-	738,000 (1)
Vancouver, BC, Canada	President of Stillwater Enterprises Ltd.	312,000 (2)
President, Chief Executive Oficer	since December 1985. President of the	296,000 (3)
and Director	Company since May 1997.
Ing. Fredy Jose Huanqui Guerra*	Professional Geologist – Engineer.	993,000 (1)
Lima, Peru	Exploration Manager with Oro Candente	250,000 (2)
Vice-President of Exploration and Director	since May 1997. Exploration geologist with American Barrick Corporation from September 1996 to February 1997 and with Arequipa Resources Corp. from September 1993 to September 1996
Peter de Visser*	Chartered Accountant. Principal of de	410,000 (1)
Vancouver, BC, Canada	Visser Gray since October 1987.	125,000 (2)
Chief Financial Oficer and		197,001 (3)
Director
Larry Kornze* Eagle, ID, USA	Professional Engineer - Barrick Gold Corp. General Manager Exploration until	90,000 (1)
Director of Business Development and Director	mid 2001. Joined the Company’s Advisory Board on October 4, 2001 and on October 18, 2002 became a Director of the Company

*Denotes audit committee of the Company.

(1)

These shares are common shares held directly.

(2)

These shares are common shares held in escrow.

(3)

These shares are common shares held indirectly.

The above information was provided by Management of the Company.

Peter de Visser was appointed to the Board of Directors on May 1, 1997. Joanne C. Freeze was appointed to the Board on July 11, 1997. Fredy J. Huanqui G. was appointed to the Board on April 1, 1999. Larry Kornze was appointed to the Board on October 18, 2002.

B.

Appointment of Auditor

Company, Chartered Accountants, of 205 – 788 Beatty Street, Vancouver, BC, V6B 2M1, as Auditor of the Company for the ensuing year, until the close of the next Annual General Meeting of the shareholders at a remuneration to be fixed by the Directors. Beauchamp & Company was first appointed the Company’s auditor on May 1, 1997.

C.

Authorization for Reduction of Exercise Price of Insider’s Stock Options

At the meeting, the disinterested shareholders of the Company will be asked to authorize the Directors, in their discretion, to reduce the exercise price of any incentive stock options previously granted or to be granted to Insiders at the discretion of the Directors and upon such terms and conditions as may be acceptable to the TSX Venture Exchange.

Particulars of unexercised incentive stock options currently held by Insiders as a group are summarized as follows:

Aggregate Number of Shares Which May be Purchased	Exercise Price	Expiry Date
16,250	$0.23	April 5, 2007
480,000	$0.33	April 23, 2007 September 6, 2007
625,000	$0.48	January 17, 2008 February 4, 2008
370,000	$0.80	October 31, 2008 March 2, 2009

In the policies of the TSX Venture Exchange ("TSXV"), the term "Insider" means a Director or Senior Officers of the Company, a Director or Senior Officer of a company that is an insider or subsidiary of the Company, and a persons that beneficially owns or controls, directly or indirectly, voting shares carrying greater than 10% of the voting rights attached to all outstanding voting shares of the Company.

Disinterested shareholder approval is required by the policies of the TSXV if a listed company wishes to reduce the exercise price of incentive stock options previously granted or to be granted to insiders. The minimum exercise price permitted by the TSXV is the "Discounted Market Price" which in summary is the market price at the time of the reduction, less the following discounts: for a market price up to $0.50, less 25%; for a market price between $0.51 and $2.00, less 20%; and above $2.00, less 15%.

The Company has no current plans to reduce the exercise price of any insider's options, but seeks shareholder approval in advance of any possible future reduction in order to save the Company the expense of convening an Extraordinary General Meeting solely for the purpose of approving a reduction.

The policies of the TSXV require approval by way of "disinterested vote" which means that the resolution authoring the Directors to reduce the exercise price of insiders' options must be approved by a majority of the votes cast by shareholders voting at the meeting, excluding votes attaching to shares beneficially owned by Insiders who hold options, or to whom options may be granted under the Stock Option Plan, and their associates.

with an Insider of the Company:

(a)

a company of which an Insider beneficially owns or controls, directly or indirectly, more than 10% of the voting shares of the company;

(b)

a partner of an Insider;

(c)

a trust or estate in which the Insider has a substantial benefit interest or for which the Insider serves as trustee or in a similar capacity;

(d)

a spouse or child of the Insider; or

(e)

any relative of the Insider or of his spouse who has the same residence as the Insider.

D.

Increase Number of Shares Reserved under Stock Option Plan

The shareholders of the Company will be asked to pass an ordinary resolution to authorize the Directors to increase the number of shares reserved for issuance under the Company's existing Stock Option Plan from 5,557,264 shares to 7,210,540 shares, representing 20% of the current issued and outstanding shares of the Company. This resolution also requires approval by way of "disinterested-vote" as described in item X.C. above.

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

The Company is a reporting issuer in Alberta due to its listing on the TSXV. The following is required by the Securities Rules (Alberta):

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia, this 11th day of May 2004.

                                                     BY ORDER OF THE BOARD

                                                                           “Joanne C. Freeze ”
                                                                             President & CEO

                                                        PROXY

2004 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
CANDENTE RESOURCE CORP.

1. Appointment of Beauchamp & Company as auditor of the Company	For	Against	Withhold
N/A
2. To authorize the Directors to fix the auditor’s remuneration			N/A
3. To determine the number of Directors at four			N/A
4. To elect as Director, Joanne C. Freeze		N/A
5. To elect as Director, Ing. Fredy Josh Huanqui Guerra		N/A
6. To elect as Director, Peter de Visser		N/A
7. To elect as Director, Larry Kornze		N/A

8. To authorize the Directors to reduce the

exercise price of stock options previously

granted or to be granted to insiders of the

Company, at the discretion of the Board of

Directors and upon such terms and conditions as

may be acceptable to the TSX Venture Exchange

N/A
9. To increase the number of shares reserved for issuance under the Stock Option Plan			N/A
10. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

TO BE HELD AT Terminal City Club, 837 West Hastings Street, Vancouver, British

Columbia, V6C 1C8.

ON

Tuesday,

June 15, 2004

, AT

1:00 P.M.

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, Joanne Freeze, President and a Director of the Company, or failing this person,

Peter de Visser, a Director of the Company, or in the place of the foregoing,

(print the name), as proxyholder

for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the

“Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the

Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE:

DATE SIGNED:

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy (“Instrument of Proxy”) must be signed by you, the Regis tered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, oficer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

       3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven

    (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

CANDENTE RESOURCE CORP. – NEWS RELEASE

NEW HIGH RESISTIVITY TARGET IN ANA ZONE, ALTO DORADO, NORTHERN PERU

Release No. 100

           DNT:TSX-V

Vancouver, British Columbia, May 21st, 2004: Candente Resource Corp. - DNT:TSX-V (“Candente”) is pleased to report that a new high resistivity zone has been identified by geophysics in the Ana Zone of the Alto Dorado Property. The new zone has been traced over 1.8 kilometres (km) in length and 600 metres in width to date. Work is continuing to delineate the full extent to this zone.

The Ana high resistivity zone is buried and appears to be associated with outcropping vuggy silica zones which have anomalous levels in gold (0.798 grams per tonne (gpt)), silver (390 gpt) and mercury (21,376 parts per billion (ppb)). This geochemical signature is common in the upper levels of a gold rich system. The Ana resistivity zone has a funnel shape which is the form expected for a mineralizing system with a vertical path for fluids and a horizontally altered body.

A contract for diamond drilling has been signed with Kluane Drilling of Vancouver, B.C. Kluane has advised that they plan to mobilize the drill to the property within two weeks. Kluane uses a very portable rig requiring no road building and minimal site disturbance.

The Ana Zone is the second largest high sulphidation zone known on the property and lies 3 km west-southwest of the Toril Zone. The Toril Zone covers a minimum area of 3 km by 1.8 km and has drill targets comprising high resistivity zones also identified by TDEM underlying gold-bearing vuggy silica breccias. A third gold-silver zone outcrops within the Olla target area and lies 4 km south of the Ana Zone. Porphyry gold-copper mineralization underprints the high level (sulphidation) gold and gold-silver zones. All three zones and several smaller gold and gold-silver targets occur over a 15 km arc of alteration on the property.

The high sulphidation gold and gold-silver targets have similarities to the Yanacocha and Pierina gold mines and Barrick’s recent gold discovery, Alto Chicama, 36 km to the north-northwest. Average gold grades in these deposits are from 1 to 3 gpt and cut-off grades are 0.35 gpt.

Approximately 3,000 m of core drilling are planned for the Alto Dorado property. Drill targets have been delineated, by geological mapping, rock chip sampling, trenching and geophysical surveys comprising 204 line km of magnetics and 90 line km of Time Domain Electromagnetic Soundings (TDEM) surveys. An additional 10 line km of TDEM and 30 line km of Induced Polarization (IP) surveys are planned to delineate additional drill targets. Similar geophysical surveys have previously been used in Peru to assist in the discovery of ore bodies with mineralization similar to that being found on the Alto Dorado Property.

For more technical details please refer to: http://www.candente.com/s/Projects_Peru.asp?PropertyInfoID=655&View=1

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P.Geo., President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The company relies upon litigation protection for forward-looking statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

CANDENTE OPTIONS SECOND GOLD PROPERTY IN PERU TO OREX VENTURES

Release No. 101

DNT: TSX-V

Vancouver, British Columbia, May 26th, 2004: Further to Release No. 95 dated March 8th, 2004 Candente Resource Corp. - DNT:TSX-V (“Candente”) is pleased to announce that it has entered into an Option Agreement with Orex Ventures Inc. - REX:TSX-V (“Orex”) on the Las Sorpresas property in Northern Peru. The terms of this option are the same as for the El Tigre property such that Orex has the right to earn a 51% interest in the property by incurring exploration expenditures of US$2.5 million over 3.5 years. Candente is very pleased to have Orex as an exploration partner now funding significant exploration programs on two gold properties in Peru, while Candente focuses their resources on the Alto Dorado and Canariaco properties.

Las Sorpresas covers 2,827 hectares and borders the southern edge of the Yanacocha gold mine owned by Newmont (51%) and Buenaventura (43%). Gold targets on the Las Sorpresas property include both the oxide style of gold mineralization currently being mined at Yanacocha and the higher-grade sulphide mineralization being discovered at depth at Yanacocha. Yanacocha is the largest gold mine in the world and one of the lowest cost producers with an annual production exceeding 2 million ounces per year at average costs of $100 to $133 per ounce. Reserves are reported to exceed 35 million ounces of gold.

Exploration at Las Sorpresas will be operated by Candente’s Peruvian exploration team led by Director Ing. Fredy Huanqui and employed by subsidiary Cia. Minera Oro Candente S.A. (“Oro Candente”). Exploration programs are being designed so as not to disturb or interrupt current land use and to provide employment when possible to the local community. Previous exploration at Las Sorpresas delineated anomalous levels of gold in stream sediment samples on the property. Levels of gold are highest (189 to 789 parts per billion (ppb)) towards the centre of the property indicating a potential gold source within Las Sorpresas. Anomalous levels of mercury occur in soils also near the centre of the property. Mercury is one of the exploration tools used to discover buried gold zones at Yanacocha. Work at Las Sorpresas will commence with a ground magnetics survey, which is part of the Phase I exploration program planned to delineate drill targets by carrying out additional geophysical surveys, geological mapping and rock chip sampling.

In addition to the exploration expenditure commitments, Candente has received US$15,000 in cash and will receive staged share issuances totaling 250,000 shares for the property by January 31st, 2008. Orex is required to provide US$250,000 for exploration expenditures on the property by June 30, 2004.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward looking statements.